

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 23, 2020

Thomas Canepa
General Counsel and Corporate Secretary
Lordstown Motors Corp.
2300 Hallock Young Road
Lordstown, OH 44481

> **Re: Lordstown Motors Corp.**
> **Registration Statement on Form S-1**
> **Filed November 12, 2020**
> **File No. 333-250045**

Dear Mr. Canepa:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1 filed November 12, 2020

General

1.   It appears you are registering the primary issuance of shares of common stock that are issuable upon the exercise of the BGL warrants. Please note that a transaction that commenced privately cannot be converted to a registered offering. Please advise us of the exercise provisions of the warrants referenced above. If you do not believe the warrants were immediately exercisable (i.e., within one year) when issued privately, please explain why. Refer to Securities Act Sections Compliance and Disclosure Interpretations Questions 103.04 and 134.02.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Geoff Kruczek at (202) 551-3641 or Jay Ingram at (202) 551-3397 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Janet Spreen